UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE 401K AND THRIFT PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane 401K and Thrift Plan
Index
December 31, 2015 and 2014

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane 401K and Thrift Plan
Davidson, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Trane 401K and Thrift Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

/s/ Cherry Bekaert LLP
Charlotte, North Carolina
June 28, 2016

- Report of Independent Registered Public Accounting Firm -

To the Participants and Administrator of the
Trane 401(k) and Thrift Plan
Davidson, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Trane 401(k) and Thrift Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 17, 2015

Trane 401K and Thrift
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments:
Plan's interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$134,630,383	$142,253,680
Receivables
Employer contributions receivable	27,206	—
Employee contributions receivable	84,215	—
Notes receivable from participants	4,587,606	4,512,414
Total Receivables	4,699,027	4,512,414
Net assets available for benefits	$139,329,410	$146,766,094
The accompanying notes are an integral part of these financial statements.

Trane 401K and Thrift
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Plan's interest in investment (loss) income of the Ingersoll-Rand Employee Savings Plan Master Trust (Note 4)	$(206,258)	$10,080,481
Interest income on notes receivable from participants	139,844	141,279
Contributions:
Participant	6,012,688	5,799,301
Employer	1,851,814	1,732,791
Total additions	7,798,088	17,753,852
Deductions from net assets attributable to:
Participant withdrawals and distributions	15,166,351	16,925,615
Administrative expenses	68,421	14,052
Total deductions	15,234,772	16,939,667
Net (decrease) increase in net assets	(7,436,684)	814,185
Net assets available for benefits
Beginning of year	146,766,094	145,951,909
End of year	$139,329,410	$146,766,094
The accompanying notes are an integral part of these financial statements.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

1	Description of the Plan
The following description of the Trane 401K and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is a defined contribution plan established for the purpose of encouraging eligible collectively bargained employees of Trane U.S. Inc., a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Trane U.S. Inc. and Ingersoll-Rand Company are collectively referred to as the "Company"), to engage in a systematic savings program. Plan participants consist of collectively bargained employees and the terms of the Plan, including eligibility and employer contributions, vary according to the applicable collective bargaining agreement.
On December 1, 2013 (the "Distribution Date"), the Company completed the spin-off of its commercial and residential security businesses to its shareholders. The businesses were transferred to Allegion plc ("Allegion"), a newly created independent Irish company. On that date, each IR-plc shareholder of record as of the close of business on November 22, 2013 (the "Record Date") received one ordinary share of Allegion for every three IR-plc ordinary shares held as of the Record Date. Allegion is now an independent public company trading under the symbol “ALLE” on the New York Stock Exchange (the "NYSE"). Participants in the Plan received one unit of Allegion stock for every three units of IR-plc stock held in the Ingersoll-Rand Stock Fund at the time of the spin-off. As a result of the Spin-off, an Allegion Stock Fund was created in the Plan to hold the Allegion shares received pursuant to the spin-off. The Allegion Stock Fund was closed to new investments and participants were free to diversify out of the Allegion Stock Fund to other investment options. The Allegion Stock Fund was eliminated effective November 30, 2015 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to their date of birth.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Master Trust") for which Fidelity is the trustee. Effective January 1, 2015, the assets of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant merged with and became part of the Master Trust.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan. The Ingersoll-Rand plc Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the approved investment options for the Plan, which may not include all assets held within the Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Contributions
Participants may elect to contribute up to 50% of their compensation, as defined by the Plan, and subject to limits under the U.S. Internal Revenue Code of 1986, as amended (the “IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan.
The Company may make matching or non-matching contributions subject to the terms of the applicable collective bargaining agreements. All employer contributions will be made in cash and invested in the same manner as the participant contributions.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a).
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contributions or non-matching contributions (if applicable), and (c) allocations of Plan earnings (losses) net of investment management fees. Each participant’s account is charged with withdrawals and applicable administrative expenses. Allocations are

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

based on participant contributions, earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution (whether matching or non-matching) portion of their accounts (if applicable) varies based on the specific collective bargaining agreements. All Company contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.
Notes Receivable from Participants
A loan program is available for participants to borrow up to 50% of their savings balance (excluding the balances attributable to Company contributions), but no more than $50,000 at any one time. The two types of loans available are general purpose loans and home purchase loans (of a principal residence). There is no minimum loan repayment period. The maximum repayment period is five years for a general purpose loan and thirty years for a home purchase loan. The interest rate will be equal to the prime interest rate in effect on the first day of the month in which the loan application is received. At December 31, 2015, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
Upon termination of employment, Plan distributions may be in the form of lump sum or fixed installments. In the case of an employee's termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, then to the employee's spouse, if then living; if not living, then to the employee's children in equal shares, if then living; if not, then to the employee's parent(s), if then living, in equal shares; otherwise to the employee's estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance. The participant may, under certain conditions, make withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of the funds.
Forfeited Accounts
At December 31, 2015 and 2014, forfeited non-vested accounts were $58,995 and $109, respectively. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2015 and 2014, employer contributions were reduced by $6,455 and $14,891 respectively, from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Prior to 2015, certain expenses associated with the administration of the Plan and the Master Trust were paid through offsets and/or payments attributable to the annual operating expenses of one or more of the Plan's designated investment options. Certain of these payments were credited to the Plan and are available to pay future Plan administrative expenses. Effective January 1, 2015, the investment options that generated payments used to offset and/or pay administrative expenses of the Plan and Master Trust were replaced by investment options with lower expense ratios that do not provide such offsets and/or payments, and administrative fees are deducted quarterly from Plan accounts (and included in these financial statements) and/or paid by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as distribution fees are paid by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded when paid. There are no approved and unpaid amounts as of December 31, 2015 and 2014.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in Accounting Standards Codification 820, Fair Value Measurement, from categorization within the fair value hierarchy. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part I and Part II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Not all assets held in the Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used as of December 31, 2015 and 2014. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Cameron Stock Fund: The Cameron Stock Fund is a closed investment option, available only to participants in the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant. The fund invests in shares of Cameron International Corporation, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 1.
Allegion Stock Fund: The shares of the fund were valued at the daily NAV of shares held by the Master Trust at year end. NAV per share or the equivalent was used for fair value purposes as a practical expedient. NAVs were calculated by the investment manager or sponsor of the fund. The fund primarily invested in ordinary shares of Allegion, which is traded on the NYSE and was valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The Allegion Stock Fund was eliminated effective November 30, 2015 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to the participant's date of birth. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Master Trust’s investment in common collective trusts are classified as Level 2.
Separate accounts - fixed income bond funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Such assets are classified as Level 2.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. As the account primarily consists of investment contracts, the assets are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Such assets are classified as Level 2.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. Effective January 1, 2015, the assets of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant ("IARP") are considered combined with and part of the Master Trust. The Plan was not affected by the addition of a new plan to the Master Trust as Fidelity maintains separate accounting for each plan within the Master Trust at the measurement date. To reflect the combination of addition of the IARP, the investments disclosed below as of December 31, 2015 include the additional assets of the IARP. The investment income disclosed below for the year ended December 31, 2014 does not include the combined IARP as the combination was completed after January 1, 2015. As of December 31, 2015 and 2014, the Plan had a 3.47% and 3.57%, respectively, participation in the Master Trust.
The net assets of the Master Trust consisted of the following at December 31:

	2015	2014
Investments, at fair value
Mutual funds	$322,644,868	$1,220,545,404
Self-directed brokerage accounts	279,854,045	282,203,231
Common collective trusts	2,243,013,900	1,030,464,502
Separate accounts	329,374,802	343,901,290
Ingersoll-Rand Stock Fund	702,688,416	861,914,768
Cameron Stock Fund	1,804,966	—
Allegion Stock Fund	—	240,475,392
Investments, at fair value	$3,879,380,997	$3,979,504,587
The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2015	2014
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(35,214,995)	$23,452,429
Self-directed brokerage accounts	(8,000,533)	12,423,331
Common collective trusts	38,013,463	59,643,421
Separate accounts	1,826,009	(237,508)
Ingersoll-Rand Stock Fund	(97,693,639)	22,790,032
Cameron Stock Fund	797,208	—
Allegion Stock Fund	37,810,715	51,866,846
	(62,461,772)	169,938,551
Interest and dividend income	30,577,444	88,247,139
Total investment (loss) income	$(31,884,328)	$258,185,690

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

The following summarizes the classification of the underlying investments in the Master Trust by classification and method of valuation as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Master Trust
Mutual funds:
Domestic equity funds	$3,471,222	$—	$—	$3,471,222
International equity fund	36,927,066	—	—	36,927,066
Fixed income funds	136,737	—	—	136,737
Index funds	282,109,843	—	—	282,109,843
Self-directed brokerage accounts	279,854,045	—	—	279,854,045
Common collective trusts:
Index funds (1)	—	982,677,618	—	982,677,618
Target date retirement funds (2)	—	1,260,336,282	—	1,260,336,282
Separate accounts:
Fixed income bond funds (3)	—	176,903,498	—	176,903,498
Stable value funds (4)	—	152,471,304	—	152,471,304
Ingersoll-Rand Stock Fund (5)	—	702,688,416	—	702,688,416
Cameron Stock Fund (5)	1,804,966	—	—	1,804,966
Investments, at fair value	$604,303,879	$3,275,077,118	$—	$3,879,380,997
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(3)     Represents investment in a privately managed investment account created for the Master Trust that seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(4)     Represents investment in a privately managed investment account created for the Master Trust that is primarily comprised of investment contracts issued by financial institutions and other eligible stable value investments. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions.
(5)     Represents investment in IR-plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity or shares of Cameron International Corporation. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2015 and 2014

The following summarizes the classification of the underlying investments in the Master Trust by classification and method of valuation as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Mutual funds:
Domestic equity funds	$830,201,607	$—	$—	$830,201,607
International equity fund	131,238,763	—	—	131,238,763
Fixed income funds	163,158	—	—	163,158
Index funds	258,941,876	—	—	258,941,876
Self-directed brokerage accounts	282,203,231	—	—	282,203,231
Common collective trusts:
Index funds (1)	—	48,993,924	—	48,993,924
Target date retirement funds (2)	—	981,470,578	—	981,470,578
Separate accounts:
Fixed income bond funds (3)	—	200,582,968	—	200,582,968
Stable value funds (4)	—	143,318,322	—	143,318,322
Ingersoll-Rand Stock Fund (5)	—	861,914,768	—	861,914,768
Allegion Stock Fund (5)	—	240,475,392	—	240,475,392
Total assets at fair value	$1,502,748,635	$2,476,755,952	$—	$3,979,504,587
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(3)     Represents investment in a privately managed investment account created for the Master Trust that seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(4)     Represents investment in a privately managed investment account created for the Master Trust that is primarily comprised of investment contracts issued by financial institutions and other eligible stable value investments. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions.
(5)     Represents investment in Ingersoll-Rand plc or Allegion plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 27, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended and restated since receiving the determination letter and the Company submitted a request for a favorable letter of determination for the amended and restated Plan in January 2016. Plan management and the Plan's counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are shares of common collective trusts and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Trane 401K and Thrift
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan Sponsor:	Trane U.S. Inc.
Employer Identification:	25-0900465
Plan Number:	043

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Ingersoll-Rand Master Trust, excluding participant loans	Master Trust 3.47% participation	**	$134,630,383
***	Notes receivable from participants	Due 01/01/2016 - 06/22/2044 3.25% - 9.50%	—	4,587,606
	TOTAL ASSETS (Held at End of Year)			$139,217,989

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

Schedule II

Trane 401K and Thrift
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2015

Plan Sponsor: Ingersoll-Rand Company
Employer Identification: 25-0900465
Plan Number: 043

		Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
$40,337	X	$—	$40,337	$—	—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TRANE 401K AND THRIFT PLAN

Dated: June 28, 2016	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP
23.2	Consent of Dixon Hughes Goodman LLP